Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Date: June 22, 2021

Codere Online to Become the First Publicly-Listed Online Gaming Operator in Latin America Via Business Combination with DD3 Acquisition Corp. II

•	DD3 Acquisition Corp. II (Nasdaq: DDMX, “DD3”) has entered into a definitive business combination agreement with Codere Online

•	Codere Online launched in 2014 as a part of the international gaming operator Codere Group, offering online sports betting and online casino through its state-of-the art websites and mobile applications

•	Codere Online is a leading online gaming and sports betting operator in Latin America with a unique omnichannel strategy that seeks to attract a loyal, engaged and high-value customer base aimed at driving growth and enhanced profitability

•	Existing Codere Online management to continue operating the business and Codere Group to maintain majority ownership post-business combination

•	Alongside DD3’s $125 million cash in trust, a PIPE commitment of more than $67 million, provided by Baron Funds, MG Capital, LarrainVial and DD3 Capital Partners (Sponsor), has been obtained. The PIPE, together with a further commitment by Baron Funds to roll-over approximately $10 million of DD3 public shares, fulfills the minimum cash of $77 million required to close the business combination

•	Proceeds are intended to be used primarily to fund marketing expenditures, technology platform improvements and expansion into new high-growth markets

•	This is DD3 Capital Partner’s second SPAC. DD3’s first SPAC successfully merged with Betterware de Mexico S.A. de C.V. (Nasdaq: BWMX) in March 2020

•	Investor call with Codere Online and DD3 is scheduled for June 22, 2021 at 8:30AM ET

Madrid, Spain and Mexico City, Mexico June 21, 2021 – Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (“SEJO”) and their consolidated subsidiaries (collectively, “Codere Online” or “the Company”) and Codere Newco, S.A.U. have entered into a definitive business combination agreement with DD3, a publicly-traded special purpose acquisition company, that will result in Codere Online becoming a public company.

Codere Online will continue to be led by the Company’s Managing Director Moshe Edree and its highly experienced management team. Martin Werner, Founding Partner of DD3 Capital Partners, is expected to join the Codere Online Board of Directors.

Codere Online Investment Highlights

•	Strong market opportunity supported by favorable demographic trends in Latin America – Very low existing market penetration with increasing adoption of smartphones, e-commerce and internet connectivity position the region for tremendous near, medium and long term growth (estimated at approximately 10x from 2020 to 2027 based on management projections and industry research).

•	Omnichannel Strategy – Significant competitive advantage through Codere Online’s indirect parent company Codere Group, which has a leading retail footprint encompassing approximately 10,800 venues throughout Latin America, Spain and Italy (approximately 6,600 operating as of December 31, 2020 as a result of COVID-19 temporary closings) as well as a registered retail database of over 3 million registered players.

•	Growth Opportunities in Core Markets and Expansion into New Countries – Codere Online, with a strong presence in Spain, Mexico, Colombia and Panama and its plan to start operating in the City of Buenos Aires (Argentina) in late 2021, is a leading online gaming operator in Latin America, a region expected to represent the next wave of strategic focus and growth for the global gaming industry.

•	Market Expertise – Codere Group has a long history of successful Latin American operations dating back to 1984. Codere Online’s management has decades of experience establishing online gaming operations.

•	Successful Operating Model – Codere Online and its management team have consistently demonstrated the ability to run successful online gaming operations and seek to apply this proven strategy and business model throughout the Latin American markets to drive profitability and positive operating cash flow.

•	Proven and Flexible Technology Platform – Codere Group’s technology platform and Codere Online’s product can be scaled to support growth in core markets and expansion into new markets.

•	Strong Brand – High visibility from long-running sponsorships of soccer teams and athletes.

“We are thrilled to partner with DD3. This deal brings together the renowned Codere brand and our deep expertise in growing online gaming businesses with a world-class sponsor like DD3 that has a proven track record of building businesses through a team of seasoned investors,” Moshe Edree, Managing Director of Codere Online, said. “By going public and with the new capitalization, we will be in a superb position to leverage our online business in our core countries of Spain, Italy, Mexico, Colombia and Panama, as well as the City of Buenos Aires, where we expect to start operating in late 2021, to fuel our further expansion in other high-growth Latin American markets.”

Martin Werner, Founding Partner of DD3 Capital Partners said, “We are excited to partner with Moshe and his team to bring Codere Online to the public markets. The omni-channel presence of Codere paired with the expansive addressable market and limited competition from global gaming operators gives Codere Online a unique advantage in their expansion across Latin America.”

“We are proud of this deal, which will provide our online team with the financial resources needed to grow Codere Online and take it to a new, higher level. It is a good signal of the value we have been able to create in the last three years, and the solid team and business platform achieved through Moshe´s leadership”, said Vicente Di Loreto, CEO of Codere Group.

Transaction Overview

The business combination values the combined company at an estimated pro forma enterprise value of approximately $350 million, or 2.3x Codere Online’s estimated 2022 revenue of approximately $150 million, and an implied equity market capitalization of approximately $500 million. Codere Online expects to have up to an approximately $145 million cash position to be used to fund marketing expenditures, technology platform improvements and expansion into new high-growth Latin American markets, assuming no redemptions by DD3’s shareholders.

Baron Funds, MG Capital, LarrainVial and DD3 Capital Partners have committed to a private investment of more than $67 million that will close concurrently with the business combination, and Baron Funds has committed to roll-over approximately $10 million of DD3 public shares. DD3 has $125 million of cash in its trust account, exclusive of any accrued interest. Codere Group has agreed to roll-over approximately 90% of its ownership and will maintain a majority ownership interest in Codere Online following consummation of the business combination.

The respective managing bodies of Codere Online and DD3, in addition to the Board of Directors of Codere S.A., have approved the proposed business combination. Completion of the proposed business combination is expected in the fourth quarter of 2021. The proposed business combination will be effected pursuant to the terms and conditions of a business combination agreement entered into by Codere Online, DD3, and the other parties thereto, which contains certain closing conditions, including, without limitation, the registration statement being declared effective by the Securities and Exchange Commission (“SEC”), approval by certain Codere Group noteholders, DD3 holding a minimum of $77 million in cash at closing, and approval by the shareholders of DD3. Pursuant to the business combination, Holdco will acquire both SEJO and DD3, and become a publicly-listed company in the United States.

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by DD3 with the SEC and will be available at www.sec.gov.

Advisors

Stifel is serving as financial and capital markets advisor to Codere Online. Davis Polk & Wardwell is acting as U.S. legal advisor to Codere Online. Clifford Chance is acting as legal advisor to Codere Online in Luxembourg. Deloitte is serving as accounting advisor to Codere Online.

EarlyBirdCapital is acting as financial and capital markets advisor as well as placement agent to DD3. Greenberg Traurig and Pérez-Llorca are acting as legal advisor to DD3. Stibbe is acting as legal advisor to DD3 in Luxembourg.

Investor Conference Call and Additional Materials

Investors may listen to management’s prepared remarks regarding the proposed business combination on June 22, 2021, at 8:30AM ET. The call can be accessed on the DD3 website, accessible at https://www.dd3.mx/.

Investors may also access an investor presentation available on the DD3 website, and filed with the SEC as an exhibit to a Current Report on Form 8-K, prior to the call, and available on the SEC website at www.sec.gov.

Additional Information about the Business Combination and Where to Find It

Codere Online, DD3, and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and SEJO to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that will include a proxy statement to be distributed to stockholders of DD3 in connection with DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters to be described in the Form F-4, as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to DD3’s stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region. Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

About DD3 Acquisition Corp. II

DD3 was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. Learn more at https://www.dd3.mx/en/spac.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements as to the Company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches, potential benefits of the proposed business combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. DD3’s and Codere Online’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, DD3’s and Codere Online’s expectations with respect to market growth, future revenues, future performance, the anticipated financial impacts of the Proposed Business Combination, the satisfaction or waiver of the closing conditions to the Proposed Business Combination, and the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside DD3’s and Codere Online’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against DD3 and/or Codere Online following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that DD3 or Codere Online may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC and will be contained in the Form F-4, including the proxy statement/prospectus expected to be filed in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning DD3 or Codere Online, the Proposed Business Combination or other matters and attributable to DD3 or Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of DD3 and Codere Online expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Information Sources

This press release has been prepared for use by DD3 and Codere Online in connection with the Proposed Business Combination. The information herein does not purport to be all-inclusive. The information herein is derived from various internal and external sources, and all information relating to the business, past performance, results of operations and financial condition of DD3 was derived entirely from DD3 and all information relating to the business, past performance, results of operations and financial condition of Codere Online was derived entirely from Codere Online. No representation is made as to the reasonableness of the assumptions made with respect to the information herein, or to the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance.

The data contained herein relating to the operations and performance of the combined entities has been derived by Codere Online from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. DD3 and Codere Online assume no obligation to update the information in this press release.

No Representations

No representations or warranties, express or implied, are given in respect of this press release. To the fullest extent permitted by law, in no circumstances will DD3 or Codere Online, or any of their respective subsidiaries, affiliates, stockholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Codere Online has been derived, directly or indirectly, exclusively from Codere Online and has not been independently verified by DD3. Neither the independent auditors of DD3 nor the independent auditors of Codere Online audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this press release and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this press release.

Participants in the Solicitation

DD3 and Codere Online and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in DD3’s registration statement on Form S-1 (File No. 333-250212) that was filed with the SEC in connection with DD3’s initial public offering in December 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination will be set forth in the Form F-4 when available. Information concerning the interests of DD3’s and Codere Online’s participants in the solicitation, which may, in some cases, be different than those of DD3’s and Codere Online’s equity holders generally, will be set forth in the Form F-4 when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

Brian Ruby, ICR

Brian.Ruby@icrinc.com

203-682-8268

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